Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the Offer to Purchase, dated August 1, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Class A common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. However, CME Group Inc. may, at its sole discretion, take any actions necessary for it to make the tender offer to stockholders in any such jurisdiction. In those jurisdictions the laws of which require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of CME Group Inc. by Lehman Brothers Inc., the Lead Dealer Manager for the tender offer, or William Blair & Company, L.L.C., the Co-Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

CME Group Inc.

of

up to 6,250,000 Shares of its Class A Common Stock

(including the Associated Preferred Stock Purchase Rights)

at a Purchase Price of $560.00 Per Share

The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of October 17, 2006, as amended (the “Merger Agreement”), by and among Chicago Mercantile Exchange Holdings Inc., a Delaware corporation now known as CME Group Inc. (the “Company”), CBOT Holdings, Inc., a Delaware corporation (“CBOT Holdings”), and Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation (“CBOT”), whereby CBOT Holdings was merged with and into the Company. Upon the closing of the merger, which occurred on July 12, 2007, the name of the Company, the surviving corporation in the merger, was changed from Chicago Mercantile Exchange Holdings Inc. to CME Group Inc. Pursuant to the terms of the Merger Agreement, as previously announced, the Company agreed to undertake the tender offer after the closing of the merger. See Section 2 of the Offer to Purchase for a description of the background and purpose of the tender offer.

The Company is offering to purchase for cash up to 6,250,000 shares of its Class A Common Stock, par value $0.01 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 30, 2001, as amended, between the Company and Computershare Investor Services LLC, as rights agent, from its stockholders (or such lesser number of shares as are properly tendered and not properly withdrawn) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2007, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “tender offer”).

The Company is inviting its stockholders to tender their shares for purchase by the Company at a price of $560.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the tender offer. The tender offer is not conditioned on any minimum number of shares being tendered. However, the tender offer is subject to other conditions described in Section 7 of the Offer to Purchase.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 29, 2007, UNLESS THE TENDER OFFER IS EXTENDED.

The board of directors of the Company has approved the tender offer. However, none of the Company or its board of directors or the Lead Dealer Manager, the Co-Dealer Manager, the Depositary or the Information Agent for the tender offer is making any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. The Company’s directors and executive officers have advised the Company that they do not intend to tender any shares pursuant to the tender offer.

Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal in order to tender their shares. All shares properly tendered and not properly withdrawn prior to 5:00 P.M., New York City time, on Wednesday, August 29, 2007 (the “Expiration Time,” unless the Company, in its sole discretion, extends the period of time during which the tender offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the tender offer, as so extended by the Company, shall expire), will be purchased at the per-share purchase price, upon the terms and subject to the conditions of the tender offer, including the “odd lot” priority, proration and conditional tender provisions.

        Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. The Company reserves the right, in its sole discretion, subject to applicable law, to purchase more than 6,250,000 shares under the tender offer. For purposes of the tender offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn), subject to the odd lot priority, proration and conditional tender provisions of the tender offer, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A., the Depositary for the tender offer, of its acceptance for payment of shares under the tender offer.

The Company will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the tender offer, if more than 6,250,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn at or prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

• first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all of their shares and do not properly withdraw them before the Expiration Time;

• second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional shares) from all other stockholders who properly tender shares and do not properly withdraw them at or before the Expiration Time; and

• third, only if necessary to permit the Company to purchase up to 6,250,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) from holders who have tendered shares conditionally (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them at or before the Expiration Time.

Former CBOT Holdings stockholders may tender the fractional share of CME Group Class A common stock they received in the merger. If, in the aggregate, less than 6,250,000 shares are tendered in the tender offer, the Company will purchase any such stockholder’s properly tendered fractional share pursuant to the terms and subject to the conditions of the tender offer. However, if the tender offer is over-subscribed and such stockholder’s tendered shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of fractional shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder’s shares. The Company will announce any amendment to the tender offer by making a public announcement of the amendment.

On May 11, 2007, the Company, CBOT Holdings and CBOT entered into the second amendment to the Merger Agreement, which included, among other things, an agreement that after completion of the merger, the Company would commence and consummate a tender offer for up to 6,250,000 shares of its Class A common stock at a fixed price of $560.00 per share. On May 10, 2007, the last reported sale price of shares of the Company’s Class A common stock was $497.95. At the time the Company agreed to undertake the tender offer, the Company’s rationale was that it believed the tender offer (i) represented the Company’s belief in and commitment to the Company’s long-term value creation opportunities; (ii) would improve the Company’s capital structure while maintaining strong credit fundamentals; and (iii) would return cash to stockholders in a manner expected to be accretive to the Company’s stockholders. On July 31, 2007, the last full trading day before commencement of the tender offer, the last reported sale price of the Company’s Class A common stock was $552.50 per share.

The receipt of cash from the Company in exchange for shares tendered in the tender offer will be a taxable event for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). Stockholders are strongly urged to read the Offer to Purchase for additional information regarding the U. S. federal income tax consequences of participating in the tender offer and to consult their tax advisors.

Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time at or prior to the Expiration Time and, unless previously accepted for payment by the Company under the tender offer, may also be withdrawn at any time after September 26, 2007 unless previously accepted for payment pursuant to the tender offer. For such withdrawal to be effective, Computershare Trust Company, N.A. must timely receive a written or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures.

        The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Computershare Trust Company, N.A., as the Depositary, D.F. King & Co., Inc., as the Information Agent, Lehman Brothers Inc., as the Lead Dealer Manager, or William Blair & Company, L.L.C., as the Co-Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. This filing will contain additional information regarding the tender offer.

The Company will mail promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Persons who hold vested rights to purchase or otherwise acquire shares, including persons who hold vested stock options and persons who hold CBOT Holdings Class A common stock certificates that are eligible to be exchanged for merger consideration pursuant to the Merger Agreement, will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the number set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the tender offer.

The Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the tender offer.

Please direct any questions or requests for assistance to the Information Agent at the telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase or the Letter of Transmittal or the related Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the Information Agent.

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders call toll-free: (800) 697-6975

Banks and brokers call collect: (212) 269-5550

The Lead Dealer Manager for the Tender Offer is:	The Co-Dealer Manager for the Tender Offer is:

William Blair & Company

Corporate Services	222 West Adams Street
745 Seventh Avenue	Chicago, Illinois 60606
New York, New York 10019	Toll-free: 800-796-9141
Toll-free: 888-610-5877
Call collect: 212-526-7850

August 1, 2007